Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
www.georgeson.com

July 28, 2021

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
325 North LaSalle Street, Suite 645

Chicago, IL 60654

Re:	Information Agent

This Letter of Agreement, including the Appendix attached hereto (collectively, this “Agreement”), sets forth the terms and conditions of the engagement of Georgeson LLC (“Georgeson”) by RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Company”) to act as Information Agent in connection with the Company’s upcoming rights offering (the “Offer”). The term of this Agreement shall be the term of the Offer, including any extensions thereof.

(a)	Services. Georgeson shall perform the services described in the Fees & Services Schedule attached hereto as Appendix I (such services, collectively, the “Services”).

(b)	Fees. In consideration of Georgeson’s performance of the Services, the Company shall pay Georgeson the amounts, and pursuant to the terms, set forth on the Fees & Services Schedule attached hereto as Appendix I, together with the Expenses (as defined below). The Company acknowledges and agrees that the Fees & Services Schedule shall be subject to adjustment if the Company requests Georgeson to provide services with respect to additional matters or a revised scope of work.

(c)	Expenses. In addition to the fees and charges described in paragraphs (b) and (d) hereof, Georgeson shall charge the Company, and the Company shall be solely responsible, for the following costs and expenses (collectively, the “Expenses”):

•	costs and expenses incidental to the Offer, including without limitation the mailing or delivery of Offer materials;

•	reasonable costs and expenses relating to Georgeson’s work with its agents or other parties involved in the Offer, including without limitation charges for bank threshold lists, data processing, market information, institutional advisory reports, telephone directory assistance, facsimile transmissions or other forms of electronic communication;

•	reasonable costs and expenses incurred by Georgeson at the Company’s request or for the Company’s convenience, including without limitation for copying, printing of additional and/or supplemental material and travel by Georgeson’s personnel; and

•	any other reasonable costs and expenses authorized by the Company and resulting from extraordinary contingencies which arise during the course of the Offer, including without limitation those relating to advertising (including production and posting), media relations and analytical services.

The Company shall pay all applicable taxes incurred in connection with the delivery of the Services or Expenses.

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
July 28, 2021

(d)	Custodial Charges. Georgeson agrees to check, itemize and pay on the Company’s behalf the charges of brokers and banks, with the exception of Broadridge Financial Solutions, Inc. (which will bill the Company directly), for forwarding the Company’s offering material to beneficial owners. The Company shall reimburse Georgeson for such broker and bank charges in the manner described in the Fees & Services Schedule.

(e)	Compliance with Applicable Laws. The Company and Georgeson hereby represent to one another that each shall comply with all applicable laws relating to the Offer, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(f)	Indemnification; Limitation of Liability.

(i)	The Company shall indemnify and hold harmless Georgeson, its affiliates and their respective stockholders, officers, directors, employees and agents from and against any and all losses, claims, damages, costs, charges, reasonable counsel fees and expenses, payments, expenses and liability (collectively, “Losses”) arising out of or relating to the performance of the Services, including the reasonable costs and expenses of defending against any Loss or enforcing this Agreement, except to the extent such Losses shall have been determined by the parties, themselves, a court of competent jurisdiction, arbitrator, mediator or other neutral objective third party trier of fact mutually agreed upon between the parties to be a result of Georgeson’s gross negligence, bad faith or willful misconduct.

(ii)	Georgeson shall indemnify and hold harmless the Company from and against any and all Losses arising out of or relating to the performance of the Services, including the reasonable costs and expenses of defending against any Loss or enforcing this Agreement, to the extent such Losses shall have been determined by the parties, themselves, a court of competent jurisdiction, arbitrator, mediator or other neutral objective third party trier of fact mutually agreed upon between the parties to be a result of Georgeson’s gross negligence, bad faith or willful misconduct.

(iii)	Notwithstanding anything herein to the contrary, but without limiting the Company’s indemnification obligations set forth in clause (i) above, neither party shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement, even if apprised of the possibility of such damages.

(iv)	Any liability whatsoever of Georgeson, its affiliates or any of their respective stockholders, officers, directors, employees or agents hereunder or otherwise relating to or arising out of performance of the Services will be limited in the aggregate to the fees and charges paid hereunder by the Company to Georgeson (but not including Expenses).

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
July 28, 2021

(v)	It is understood and expressly stipulated that none of the trustees, officers, agents or shareholders of the Company shall be personally liable hereunder. All persons dealing with the Company must look solely to the property of the Company for the enforcement of any claims against the Company, as neither the trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Company.

(vi)	This paragraph (f) shall survive the termination of this Agreement.

(g)	Governing Law. This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York County, New York and the parties hereby waive any defenses on the grounds of lack of personal jurisdiction of such courts, improper venue or forum non conveniens. The parties waive all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement.

(h)	Relationship. The Company agrees and acknowledges that Georgeson shall be the primary information agent retained by the Company in connection with the Offer.

(i)	Confidentiality. Georgeson agrees to preserve the confidentiality of (i) all material non- public information provided by the Company or its agents for Georgeson’s use in fulfilling its obligations hereunder and (ii) any information developed by Georgeson based upon such material non-public information (collectively, “Confidential Information”); provided that Georgeson may disclose such Confidential Information as required by law and otherwise to its officers, directors, employees, agents or affiliates to the extent reasonably necessary to perform the Services hereunder. For purposes of this Agreement, Confidential Information shall not be deemed to include any information which (w) is or becomes generally available to the public other than as a result of a disclosure by Georgeson or any of its officers, directors, employees, agents or affiliates; (x) was available to Georgeson on a nonconfidential basis and in accordance with law prior to its disclosure to Georgeson by the Company; (y) becomes available to Georgeson on a nonconfidential basis and in accordance with law from a person other than the Company or any of its officers, directors, employees, agents or affiliates who is not otherwise bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting such information to a third party; or (z) was independently and lawfully developed by Georgeson without access to the Confidential Information. The Company agrees that all reports, documents and other work product provided to the Company by Georgeson pursuant to the terms of this Agreement are for the exclusive use of the Company and may not be disclosed to any other person or entity without the prior written consent of Georgeson. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
July 28, 2021

(j)	Invoices. Invoices for amounts due hereunder shall be delivered to Company at:

ADDRESS:     325 North LaSalle Street, Suite 645, Chicago, IL 60654

ATTENTION:                        Kevin McNamara, kmcnamara@rivernorth.com

(Contact Name, Email, Phone)

(k)	Force Majeure. Neither party will be liable for any delay or failure in performance when such delay or failure arises from circumstances beyond its reasonable control, including without limitation acts of God, acts of government in its sovereign or contractual capacity, acts of public enemy or terrorists, acts of civil or military authority, war, riots, civil strife, terrorism, blockades, sabotage, rationing, embargoes, epidemics, pandemics, outbreaks of infectious diseases or any other public health crises, earthquakes, fire, flood, other natural disaster, quarantine or any other employee restrictions, power shortages or failures, utility or communication failure or delays, labor disputes, strikes, or shortages, supply shortages, equipment failures, or software malfunctions; provided that a such circumstances under this section shall not include (a) the novel coronavirus Covid-19 pandemic which is ongoing as of the date of the execution of this Agreement; (b) financial distress nor the inability of either party to make a profit or avoid a financial loss, (c) changes in the market prices or conditions, or (d) a party’s financial inability to perform its obligations hereunder. In the event that a Force Majeure event occurs, the affected party will provide prompt written notice to the other party of the occurrence of the Force Majeure event in reasonable detail and the expected duration of the event's effect on the party. Notwithstanding the foregoing, in the event of such a Force Majeure Event, the affected party agrees to make a good faith effort to perform its obligations hereunder.

(l)	Entire Agreement; Appendix. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. The Appendix to this Agreement shall be deemed to be incorporated herein by reference as if fully set forth herein. This Agreement shall be binding upon all successors to the Company (by operation of law or otherwise).

[Remainder of page intentionally left blank. Signature page follows.]

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
July 28, 2021

If the above is acceptable, please execute and return the enclosed duplicate of this Agreement to Georgeson LLC, 1290 Avenue of the Americas, 9th floor, New York, NY 10104, Attention: Christopher M. Hayden.

Sincerely,

GEORGESON LLC

By:
Christopher M. Hayden

Title:	Chief Operating Officer > US

Agreed to and accepted as of the date first set forth above:

RIVERNORTH/DOUBLELINE STRATEGIC OPPORTUNITY FUND, INC.

By:
Marcus L. Collins

Title:	Secretary and Chief Compliance Officer

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
July 28, 2021

APPENDIX I

RIVERNORTH/DOUBLELINE STRATEGIC OPPORTUNITY FUND, INC.

FEES & SERVICES SCHEDULE

BASE SERVICES		$7,500
•	Review of preliminary offering documents
•	Assistance with the preparation and placement of press releases and advertisements in newspapers (at prevailing rates)
•	Coordination of the mailing of offering documents to all eligible security holders
•	Call center staffing and training
•	Advisory services geared to maximize investor response to the offering
•	Communication with Depositary Agent to monitor the progress of the offering
•	Outreach to Professional Investors
•	Provide progress updates to the advisory team

ADDITIONAL SERVICES
•	If necessary, telephone setup and installation, provide toll-free number for shareholder inquiries; respond to inquiries from investors and their advisors		$500
•	Direct telephone communication with retail (i.e., registered and NOBO shareholders)		TBD
	•	$6.50 per account contacted (outgoing calls)
	•	$2.50 per minute per incoming call
	•	$0.67 per phone number lookup

NOTE: The foregoing fees are exclusive of Expenses and custodial charges as described in paragraphs (c) and (d) of this Agreement. In addition, the Company will be charged a fee of $1,000 per extension if the Offer is extended for any reason.

FEE PAYMENT INSTRUCTIONS

The Company shall pay Georgeson as follows:

•	Upon execution of this Agreement, the Company shall pay Georgeson $7,500, which amount is in consideration of Georgeson’s commitment to represent the Company and is non-refundable;

•	If applicable, immediately prior to the commencement of the mailing, the Company shall advance to Georgeson a portion of anticipated custodial charges; as described in paragraph (d) of this Agreement; and

•	Upon completion of the Offer, the Company shall pay Georgeson the sum of (i) any variable fees as described above under “Additional Services” which have accrued over the course of the Offer, (ii) all unreimbursed custodial charges, as described in paragraph (d) of this Agreement, and (iii) all Expenses.

Georgeson will send the Company an invoice for each of the foregoing payments, which invoices will include written transfer instructions.